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                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 1)<F*>


                                   Calgene, Inc.
- ------------------------------------------------------------------------------
                                 (Name of Issuer)

                           Common Stock, $.001 par value
- ------------------------------------------------------------------------------
                           (Title of Class of Securities)

                                  129598 10 8
          ----------------------------------------------------------
                                 (CUSIP Number)

  Karl R. Barnickol, 800 N. Lindbergh Boulevard, St. Louis, Missouri 63167,
                                  (314) 694-1000
- ------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                                and Communications)

                                 May 17, 1996
          ----------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

<F*>The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                               SCHEDULE 13D

CUSIP NO.   129598 10 8
         ------------------

1.             NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NOS. OF
               ABOVE PERSONS

               Monsanto Company:  43-0420020

2.             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [ ]
                                                                       (b) [ ]
               n/a

3.             SEC USE ONLY


4.             SOURCE OF FUNDS

               WC, OO

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)[ ]

               n/a

6.             CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware


               7.        SOLE VOTING POWER

 NUMBER OF               30,146,114 (See Item 5 below.)
  SHARES
BENEFICIALLY   8.        SHARED VOTING POWER
   OWNED
  BY EACH                n/a
 REPORTING
  PERSON       9.        SOLE DISPOSITIVE POWER
   WITH
                         30,146,114 (See Item 5 below.)

               10.       SHARED DISPOSITIVE POWER

                         n/a

11.            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               30,146,114 (See Item 5 below.)

12.            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES[ ]

               n/a

13.            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               49.9%

14.            TYPE OF REPORTING PERSON

               CO


                                    -2-
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      This Amendment No. 1 amends Item 5 of the Schedule 13D filed by the
Company on April 10, 1996, to reflect the Company's receipt of an additional 17,673 shares of Common Stock of the Issuer and to reflect the Company's subsequent sale of 15,000 shares of Common Stock of the Issuer. The 30,143,441 shares of Common Stock received by the Company at the closing of the transactions contemplated by the Reorganization Agreement and reported by the Company on the original Schedule 13D was based on the number of shares of Common Stock of the Issuer outstanding as of the most recent practicable date prior to closing. Subsequent to such date but prior to closing, the Issuer's employee stock ownership plan made a purchase of Common Stock. Accordingly, the Company was entitled to receive an additional 17,673 shares of Common Stock to maintain its 49.9% ownership interest.

      On May 17, 1996, the Company sold 15,000 shares of Common Stock of the Issuer to the revocable living trust of Mr. John E. Robson in consideration for Mr. Robson's services as a director of the Issuer. Such shares of Common Stock are subject to certain forfeiture provisions and restrictions on transfer.

Item 5.  Interest in Securities of the Issuer.
- ---------------------------------------------

      Item 5 is hereby amended by deleting paragraphs (a) and (b) thereof and inserting the following in lieu thereof:

(a) As determined in accordance with Rule 13d-3, the Company is the beneficial owner of 30,146,114 shares of Common Stock, representing approximately 49.9% of the total issued and outstanding Common Stock.

(b) As determined in accordance with Rule 13d-3, the Company has sole voting power and sole dispositive power with respect to 30,146,114 shares of Common Stock.


                                   Signature
                                   ---------

      After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  June 5, 1996                 MONSANTO COMPANY, a Delaware corporation

                                        By:      /s/ Karl R. Barnickol
                                           -----------------------------------

                                        Name:        Karl R. Barnickol
                                             ---------------------------------

                                        Title:       Assistant Secretary
                                              --------------------------------

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